EDSO Inc
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ -	$ -
Expenses:		
General and Administrative costs	22,106	-
Tax filings	-	1,386
Total expenses	22,106	1,386
Net loss	$ (22,106)	$ (1,386)